EXHIBIT 2
                                                                       ---------




                   AUDITED CONSOLIDATED FINANCIAL STATEMENTS

ABITIBI-CONSOLIDATED INC.
CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                                        THREE
                                                                                                 MONTHS ENDED
                                                                                      MARCH 31       March 31
(unaudited)                                                                               2004           2003
--------------------------------------------------------------------------------------------------------------
Sales (note 1a)                                                                          1,355          1,352

Cost of products sold                                                                      997          1,019
Distribution costs (note 1a)                                                               147            141
Countervailing & anti-dumping duties (note 1a)                                              23             19
Selling, general and administrative expenses (note 1d)                                      46             47
Closure costs (note 2)                                                                       7              -
Amortization of plant and equipment                                                        148            158
Amortization of intangible assets                                                            4              4
--------------------------------------------------------------------------------------------------------------
Loss from continuing operations                                                            (17)           (36)
Financial expenses (note 3)                                                                 93            102
Loss (gain) on translation of foreign currencies                                            42           (274)
Other expenses                                                                               4              3
--------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations before the following items                     (156)           133
Income tax recovery                                                                        (45)           (43)
Share of earnings from investments subject to significant influence                         (3)            --
Non-controlling interests                                                                   (2)            (4)
--------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations                                                (106)           180
Earnings from discontinued operations (note 4)                                              75             --
--------------------------------------------------------------------------------------------------------------
Net earnings (loss) for the period                                                         (31)           180
==============================================================================================================

Earnings (loss) per common share (basic and diluted)
  From continuing operations                                                             (0.24)          0.41
  Net earnings (loss)                                                                    (0.07)          0.41
==============================================================================================================

Weighted average number of common
      shares outstanding (in millions)                                                     440            440
==============================================================================================================

CONSOLIDATED STATEMENTS OF DEFICIT

                                                                                                        THREE
                                                                                                 MONTHS ENDED
                                                                                      MARCH 31       March 31
(unaudited)                                                                               2004           2003
(in millions of Canadian dollars)                                                            $              $
--------------------------------------------------------------------------------------------------------------
Deficit, beginning of period - as reported                                                (395)          (497)
Cumulative effect of changes in accounting policies (note 1d)                               (6)            (2)
--------------------------------------------------------------------------------------------------------------
Deficit, beginning of period - as restated                                                (401)          (499)
Net earnings (loss) for the period                                                         (31)           180
Dividends declared                                                                         (11)           (44)
--------------------------------------------------------------------------------------------------------------
Deficit, end of period                                                                    (443)          (363)
==============================================================================================================

ABITIBI-CONSOLIDATED INC.
Consolidated Statements of Cash Flows

                                                                                                            THREE MONTHS ENDED
                                                                                                  MARCH 31            March 31
(unaudited)                                                                                           2004                2003
(in millions of Canadian dollars)                                                                        $                   $
-------------------------------------------------------------------------------------------------------------------------------
CONTINUING OPERATING ACTIVITIES
Earnings (loss) from continuing operations                                                            (106)                180
Amortization                                                                                           152                 162
Future income taxes                                                                                    (52)                (31)
Loss (gain) on translation of foreign currency long-term debt                                           46                (299)
Employee future benefits, excess of disbursements over expense                                         (15)                 (2)
Share of earnings from investments subject to significant influence                                     (3)                 --
Non-controlling interests                                                                               (2)                 (4)
Other non-cash items                                                                                     9                   9
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                        29                  15
Changes in non-cash operating working capital components                                              (126)               (169)
-------------------------------------------------------------------------------------------------------------------------------
Cash flows used in continuing operating activities                                                     (97)               (154)
-------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES OF CONTINUING OPERATIONS
Increase in long-term debt                                                                             239                 386
Repayment of long-term debt                                                                           (137)               (169)
Cash contributions by non-controlling interests in subsidiaries                                          3                  19
Dividends paid to shareholders                                                                         (22)                (44)
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities of continuing operations                                           83                 192
-------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES OF CONTINUING OPERATIONS
Additions to property, plant and equipment                                                             (69)                (42)
Net proceeds on disposal of discontinued operations (note 4)                                           112                  --
Investments                                                                                             (3)                (19)
Other                                                                                                   --                 (21)
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) investing activities of continuing operations                                 40                 (82)
-------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents during the period                                      26                 (44)
Foreign currency translation adjustment on cash                                                          4                 (10)
Cash and cash equivalents, beginning of period                                                          53                 146
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                                                83                  92
-------------------------------------------------------------------------------------------------------------------------------


        Components of the changes in non-cash operating working capital
            Accounts receivable                                                                        (85)                 30
            Inventories                                                                                (37)                (59)
            Prepaid expenses                                                                            (7)                  2
            Accounts payable and accrued liabilities                                                     3                (142)
                                                                                                 ------------------------------
                                                                                                      (126)               (169)
                                                                                                 ------------------------------

        Cash outflows during the period related to
            Interest on long-term debt                                                                  80                 119
            Income taxes                                                                                 2                   1
                                                                                                 ------------------------------
                                                                                                        82                 120
                                                                                                 ------------------------------

ABITIBI-CONSOLIDATED INC.
Consolidated Balance Sheets

                                                   MARCH 31         December 31
(unaudited)                                            2004                2003
(in millions of Canadian dollars)                         $                   $
--------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS
Cash and cash equivalents                                83                  53
Accounts receivable                                     455                 372
Inventories                                             798                 755
Prepaid expenses                                         66                  58
--------------------------------------------------------------------------------
                                                      1,402               1,238

Investments (note 4)                                    132                 273
Property, plant and equipment                         6,384               6,421
Intangible assets                                       485                 489
Future income taxes                                     319                 296
Other assets                                             86                  91
Goodwill                                              1,381               1,377
--------------------------------------------------------------------------------
                                                     10,189              10,185
================================================================================





LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities              1,031               1,048
Long-term debt due within one year                      285                 317
--------------------------------------------------------------------------------
                                                      1,316               1,365

Long-term debt                                        4,839               4,641
Employee future benefits                                 72                  86
Future income taxes                                     922                 934
Deferred gain (note 4)                                    -                 122
Non-controlling interests                               168                 167

SHAREHOLDERS' EQUITY
Capital stock                                         3,517               3,517
Contributed surplus (note 1d)                            21                  20
Deficit                                                (443)               (401)
Foreign currency translation adjustment                (223)               (266)
--------------------------------------------------------------------------------
                                                      2,872               2,870
--------------------------------------------------------------------------------
                                                     10,189              10,185
================================================================================

ABITIBI-CONSOLIDATED INC.
CONSOLIDATED BUSINESS SEGMENTS
(unaudited)
(in millions of Canadian dollars, except as noted)

                                                                       Operating         Additions to          Sales
THREE MONTHS ENDED MARCH 31, 2004           Sales    Amortization   profit (loss)  (capital assets (2)        Volume
                                                $               $              $                     $
----------------------------------------------------------------------------------------------------------------------------
Newsprint                                     786              94              -                    20          1,140  (A)
Value-added groundwood papers                 365              44            (16)                   46            437  (A)
Wood products (3)                             204              14             (1)                    3            488  (B)
----------------------------------------------------------------------------------------------------------------------------
Continuing operations                       1,355             152            (17)                   69
============================================================================================================================

Three months ended March 31, 2003
----------------------------------------------------------------------------------------------------------------------------
Newsprint                                     784             103            (19)                   17          1,116  (a)
Value-added groundwood papers                 393              44              3                    22            434  (a)
Wood products (3)                             175              15            (20)                    3            453  (b)
----------------------------------------------------------------------------------------------------------------------------
Continuing operations                       1,352             162            (36)                   42
============================================================================================================================


(1) Operating profit (loss) for the "Newsprint" segment for the three months ended March 31, 2004 includes closure costs of $3 million (there were no such costs for the three months ended March 31, 2003).

       Operating profit (loss) for the "Value-added groundwood papers" segment for the three months ended March 31, 2004 includes closure costs of $4 million (there were no such costs for the three months ended March 31, 2003).

(2) Capital assets include property, plant and equipment and intangible assets.

(3) Wood products sales are presented net of inter-segment sales of $45 million for the three months ended March 31, 2004 ($42 million for the three months ended March 31, 2003).

       (a) in thousands of tonnes

       (b) in millions of board feet

                                                   MARCH 31    December 31
                                                       2004           2003
TOTAL ASSETS                                              $              $
-------------------------------------------------------------------------------
Newsprint                                             6,595          6,561
Value-added groundwood papers                         2,787          2,874
Wood products                                           807            750
-------------------------------------------------------------------------------
                                                     10,189         10,185
===============================================================================

ABITIBI-CONSOLIDATED INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004



1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     These consolidated financial statements of Abitibi-Consolidated Inc. (the "Company"), expressed in Canadian dollars, are prepared in accordance with Canadian Generally Accepted Accounting Principles and should be read in conjunction with the latest annual financial statements.

     These consolidated financial statements are prepared using the same accounting principles and application thereof as the financial statements for the year ended December 31, 2003, except for the following:


a)   GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     Effective January 1, 2004, the Company applied the new Section 1100 of the Canadian Institute of Chartered Accountants Handbook (the "Handbook"), "GENERALLY ACCEPTED ACCOUNTING Principles", which eliminates "industry practice" as a possible source for consultation. As a result, the Company now records its distribution costs and its countervailing and anti-dumping duties as operating expenses, instead of as a reduction from gross sales to determine "Sales". This statement was applied retroactively with restatement. Therefore, sales and operating expenses for the three months ended March 31, 2003 have been increased by $141 million of distribution costs and $19 million of countervailing and anti-dumping duties, respectively.


b)   IMPAIRMENT OF LONG-LIVED ASSETS

     Effective January 1, 2004, the Company adopted the new Handbook section 3063, "IMPAIRMENT OF LONG-LIVED ASSETS", which establishes standards for recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The adoption of this new standard had no impact on the Company's consolidated financial statements.


c)   ASSET RETIREMENT OBLIGATIONS

     Effective January 1, 2004, the Company adopted the new Handbook section 3110, "ASSET RETIREMENT OBLIGATIONS", which focuses on the recognition, measurement and disclosure of liabilities related to legal obligations associated with the retirement of tangible long-lived assets. The adoption of this new standard had no impact on the Company's consolidated financial statements.


d)   STOCK-BASED COMPENSATION PLAN

     Effective January 1, 2004, the Company applied the new recommendation of Handbook section 3870, that states that a fair value based method must be used. The intrinsic value method is no longer acceptable. The recommendation was applied retroactively with restatement for all stock options granted after January 1, 2002. As a result of this recommendation, "Contributed Surplus" and "Deficit" both increased by $6 million as of December 31, 2003. The restatement of prior period earnings resulted in an increase in "Selling, general and administrative expenses" of $1 million (nil per share) for the three months ended March 31, 2003.


e)   HEDGING RELATIONSHIPS

     Effective January 1, 2004, the Company applied Accounting Guideline ("AcG") AcG-13, "HEDGING RELATIONSHIPS", that presents its views on the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting, as well as on the discontinuance of hedge accounting. The adoption of this new standard had no impact on the Company's consolidated financial statements.

f)   REVENUE RECOGNITION

     Effective January 1, 2004, the Company applied the accounting treatments of Emerging Issues Committee ("EIC") EIC-141, "REVENUE RECOGNITION", EIC-142, "REVENUE ARRANGEMENTS WITH MULTIPLE Deliverables" and EIC-143, "ACCOUNTING FOR SEPARATELY PRICED EXTENDED WARRANTY AND PRODUCT MAINTENANCE Contracts". EIC-141 summarizes the principles set as interpretative guidance on the application of Handbook section 3400, "Revenue". Specifically, this EIC presents the criteria to be met for revenue recognition to be considered achieved. EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities for a given customer. Finally, EIC-143 considers the issue of how revenue and costs from a separately priced extended warranty or product maintenance contract should be recognized. The application of these accounting treatments has no impact on the Company's consolidated financial statements.


2.   CLOSURE COSTS

     During the fourth quarter of 2003, the Company announced the indefinite idling of its Lufkin, Texas and Port-Alfred, Quebec paper mills. This resulted in a charge of $67 million ($44 million net of income taxes) mainly for severance costs, other labor related costs and other costs resulting from the idling of these mills. As at December 31, 2003, the provision for closure costs amounted to $62 million. The following table provides a reconciliation of the closure costs provision for the period:


                                                          THREE MONTHS ENDED
                                                                    MARCH 31
                                                                        2004
          (in millions of Canadian dollars)                                $
          -------------------------------------------------------------------
          Closure costs provision, beginning of period                    62
          Closure costs incurred during the period                         7
          Payment                                                        (27)
          -------------------------------------------------------------------
          Closure costs provision, end of period                          42
          ===================================================================

                During the three months ended March 31, 2004, $7 million of additional costs resulting from the idling of these mills have been recorded as closure costs in the consolidated statement of earnings.

3.     FINANCIAL EXPENSES THREE MONTHS ENDED MARCH 31 2004 2003 (in millions of
       Canadian dollars) $ $
       ----------------------------------------------------------------------------------------------------------------------
       Interest on long-term debt                                                                  91                  103
       Amortization of deferred financing fees                                                      2                    1
       Interest income                                                                             (1)                  (4)
       Other                                                                                        1                    2
       --------------------------------------------------------------------------------------------------------------------
                                                                                                   93                  102
       ====================================================================================================================

4.     INVESTMENTS

                                                                                            MARCH 31          December 31
                                                                                                2004                 2003
     (in millions of Canadian dollars)                                                             $                    $
     --------------------------------------------------------------------------------------------------------------------
     Investments in companies and other entities subject to significant influence
         SFK Pulp General Partnership ("SFK GP")                                                 --                  148
         Private entities                                                                        46                   43

     Investments in other private companies, at cost                                             86                   82
     --------------------------------------------------------------------------------------------------------------------
                                                                                                132                  273
     --------------------------------------------------------------------------------------------------------------------

     On February 27, 2004, the Company sold its remaining 25% interest in SFK GP for gross proceeds of $118.5 million. The Company recorded a gain of $85 million, before income taxes, after considering the original cost of the investment, the reversal of the deferred gain related to this investment and $6 million of transaction costs.


5.   STOCK-BASED COMPENSATION PLANS

A)   PERFORMANCE SHARE UNITS PLAN

     The Company decided to discontinue the performance share units ("PSUs") plan. All previously awarded PSUs will continue to become earned based on original PSU plan rules. As at March 31, 2004, 322,762 PSUs were outstanding, and there was no significant amount payable under this plan.


B)   RESTRICTED SHARE UNITS PLAN

     Effective January 1, 2004, the Company implemented a new restricted share unit ("RSU") plan. This plan provides for the granting of RSUs to executives and senior managers and, on an exceptionnal basis, other selected high potential and/or high performing key employees. The vesting of RSUs will be entirely subject to the Company's relative average financial performance versus other companies that comprise the comparator group during a set period (usually over 3 years). The Human Resources & Compension Committee will approve on an annual basis the RSU grants, the financial benchmarks, the composition of the comparator group, the period during which the Company's performance will be evaluated, as well as the vesting conditions. During the three months ended March 31, 2004, the Company granted 693,320 RSUs. As at March 31, 2004, 691,221 RSUs were outstanding, and there was no significant amount payable under this plan.


6.   COMMITMENTS

     On September 10, 2003, Pan Asia Paper Co. Pte Ltd ("PanAsia"), a 50 percent joint-venture of Abitibi-Consolidated, announced the creation of a 65-35 percent joint venture with Hebei Longteng Paper Corporation of China to build and operate a newsprint mill in the industrially developed Hebei Province of China. The total cost of this project, for the joint venture, is estimated at approximately US$300 million. As of March 31, 2004, the Company's portion of the costs incurred by PanAsia is US$17 million and its portion of the firm commitments made by PanAsia in connection to this capital project is US$62 million.


7.   SUBSEQUENT EVENT

     On April 15, 2004, the Company announced the sale of its 21% interest in Voyageur Panel Limited for gross proceeds of US$40.5 million. The transaction is expected to close in the second quarter of 2004.


8.   COMPARATIVE FIGURES

     Certain comparative figures presented in the financial statements have been reclassified to conform to the current period presentation.